PART I

Item 1 - Financial Statements
The information required by Rule 10.01 of Regulation S-X is presented on the previous pages.


Item 2 - Management's Discussion and Analysis of Financial
Condition and  Results of Operations

Results of Operations.
An industry-wide special assessment by the Federal Deposit Insurance Corporation ( FDIC ) had a significant impact on the Company s equity in earnings of First Indiana Corporation for the third quarter. The one-time charge imposed on all banks with deposits insured by the Savings Association Insurance Fund will recapitalize the Fund and result in lower deposit insurance premiums for First Indiana.

Net income for the three months amounted to $51,000, or $.03 per share, including the non-recurring charge against earnings of $908,000 before income taxes and $675,000 after income taxes. Net income for the quarter before the FDIC assessment amounted to $675,000, or $.32 per share, a 28% increase over the $527,000, or $.26 per share, earned in the third quarter of 1995.

For the nine months ended September 30, 1996, the Company s earnings amounted to $1,404,000, or $.67 per share, after the FDIC assessment. Excluding the assessment, net income was $2,028,000, or $.97 per share, compared with $2,888,000, or $1.41 per share, for the same period in 1995. The 1995 earnings included the operating results of the construction operations from January 1, 1995 to their sale in the second quarter, as well as the after tax gain on the sale of assets of $782,000. During most of the first nine months of 1996, the Company did not have any operations to replace the sales and income generated by these operations in prior years.

During the second quarter of 1996, the Company completed a major step in its expansion into the financial services industry. It acquired One Insurance Agency, Inc. and One Investment Corporation from its affiliated company First Indiana Bank. The acquisition included the licensed agents and brokers of the companies and the existing portfolios of insurance and investment products offered for sale. These two companies formed the nucleus of Somerset's Financial Services Division.

Somerset also entered into an agreement with First Indiana Bank for Somerset to provide non-FDIC-insured investment and insurance products and investment counseling services for customers of the Bank. Under the terms of the agreement, the Bank agreed to exclusively refer customers for these products to Somerset.

Operating expenses during the three months were higher than last year as a result of expenses incurred in operating the insurance and investment businesses acquired during the second quarter.
There were no such operations nor expenses during the third quarter of 1995.

Operating expenses for the nine months were significantly lower than last year, as the Company downsized all operations following the sale of the construction divisions late in the second quarter of 1995. Expenses incurred in 1996 following the acquisitions were lower than the expenses incurred in 1995 from its construction operations.
                               -8-


     Cash provided from the sales of the construction assets was used in early 1996 to retire all outstanding debt. Therefore the Company did not have any interest expense during the second or third quarter of 1996.

The one-time FDIC charge is a positive event for future operations since it will lead to much lower deposit insurance premiums for First Indiana Bank and place the Bank on a level field with the rest of the industry. First Indiana s future deposit premiums will fall 83%.

First Indiana s solid performance from its core business during the quarter is indicative of its ability to maintain market share in a very competitive market. We are pleased to report that the insurance and investment operations that Somerset acquired in June of this year are performing up to expectations. Management does expect future results of these acquisitions to grow, as operations will be expanded by additions to the products and services portfolio and entry into non-traditional bank markets.

Capital Resources and Liquidity
Management considers the capital resources and liquidity of the Company to have been very good at September 30, 1996, December 31, 1995, and September 30, 1995.

Because of the sale of all construction industry operating assets and the conversion of the related net current assets to cash, the Company's balance sheet contains a large percentage of liquid assets. These liquid assets are being invested temporarily and are intended for use in acquisitions of businesses in the financial services industry.

The second quarter acquisition of One Insurance Agency, Inc. and One Investment Corporation was completed using cash held by the Company. The purchase price and costs of the acquisition amounted to $1,470,000, which represented 3.8% of the Registrant s assets. Consolidated net income of the acquired corporations during 1995, had they been owned by Somerset, would have amounted to 8.2% of consolidated income of the Company. The transaction included intangible assets of $1,181,000.

At September 30, 1996, the Company had a very high ratio of current assets to current liabilities that stood at 17.4 to one, compared to 9.5 to one at September 30, 1995. In addition, 93% of current assets and 15% of total assets consisted of cash, cash equivalents and short-term investments.

The Company had no long-term debt at September 30, 1996, compared to $2.5 million at September 30, 1995. The long-term debt of $2.5 million was retired early in March 1996.

Shareholders equity increased to $30.4 million at September 30, 1996 from $28.9 million at September 30, 1995. Adjusted for the February 29, 1996 5-for-4 stock split, shareholders equity amounted to $14.86 per share compared to $13.60 per share at September 30, 1995.

The Company s investment in First Indiana Corporation is stated at cost, plus the Company s share of undistributed earnings, as required by the FASB s accounting standard for equity accounting. This treatment does not give effect to the market value of this investment within the consolidated financial statements. At September 30, 1996, the market value of the Company s investment in First Indiana Corporation, as determined from the closing price on the NASDAQ National Market System was $15 million greater than the carrying value in the consolidated financial statements. At September 30, 1995, such market value was $11 million greater than the carrying value.


                                    -9-

Operating activities during the first half of 1996 provided $773,000 of cash, compared to $4.9 million provided in the first nine months of 1995. The major reason for the change is that the Company had very little activity from operations during 1996 and used cash to reduce accounts payable, accrued expenses, and income taxes payable, and 1995 benefited from the conversion of accounts receivable and other current assets of the construction operations to cash.

Cash dividends paid increased to $409,000 in the first nine months of 1996, compared to $327,000 last year, or 25%. This increase resulted from the 5-for-4 stock split of February 19, 1996, and the payment of the regular semi-annual dividend of $.10 per share was paid on the post stock split shares.

The Company is seeking additional acquisitions in select financial services industries including fund management, annuity brokerage, and new products for expansion of its insurance and investment product operations. These acquisitions could require debt to be incurred. The Somerset Group, Inc. is a registered savings bank holding company and subject to regulations of permitted activities defined in the National Housing Act and administered by the Office of Thrift Supervision.


                                  PART II

                             OTHER INFORMATION

Items 1 through 6
The information required by these items has been omitted as it is not applicable.

Reports Filed on Form 8-K
No reports were filed on Form 8-K during the three months ended
September 30, 1996. A Form 8-K was filed on June 27, 1996 reporting the event of the purchase of 100% of the outstanding stock of One Investment Corporation and its wholly owned subsidiary One Insurance Agency, Inc.

                                SIGNATURES
                               (Registrant)


                    By   s/Marni McKinney

                         Marni McKinney
                         President & Chief Executive Officer


                    By   s/Joseph M. Richter

                         Joseph M. Richter
                         Executive Vice President
                         & Chief Financial Officer



Date: November 5, 1996             -10-